Exhibit 99.1

Cybin Announces Positive CYB003 Data Demonstrating Significant

Advantages Over Oral Psilocybin for Treatment of Mental Health

Comparative CYB003 pre-clinical data on the Company’s deuterated psilocybin analog may have wide-reaching implications for the treatment of Major Depressive Disorder (“MDD”) and Alcohol Use Disorder (“AUD”) with less patient variability, faster onset of action, shorter duration of effect and improved brain penetration

TORONTO, CANADA – November 8, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today announced positive CYB003 pre-clinical findings that demonstrate multiple advantages for its newly developed novel deuterated psilocybin analog over oral psilocybin for the treatment of mental health.

“Multiple academic studies have shown that psilocybin may have the potential to revolutionize mental healthcare, but few companies have addressed the well-known limitations and side effects of oral psilocybin. Cybin has always strived to develop safer and more effective therapies for patients, which has guided our multiple psilocybin programs: CYB001, CYB002, and CYB003,” said Doug Drysdale, Cybin’s Chief Executive Officer.

Academic research performed at New York University and John Hopkins University has indicated oral psilocybin to be efficacious in the treatment of mental health disorders, especially MDD, but with significant limitations, specifically: slow onset of action, extended duration of effect, and a variability in response among patients. The Company’s CYB001 and CYB002 programs studied proprietary formulations, while the Company’s CYB003 program explored proprietary analogs with the goal to retain the benefits and address the challenges. Today the Company is pleased to announce that its proprietary molecular advancements offer positive benefits and address the challenges and limitations of oral psilocybin.

In multi-species pre-clinical studies, the Company’s deuterated psilocybin analog from its CYB003 program demonstrates:

•	a 50% reduction in variability compared to oral psilocybin; indicates potential for more accurate dosing in patients with MDD and AUD;

•	a 50% reduction in dose compared to oral psilocybin; indicates potential to maintain equivalent efficacy while reducing side effects, such as nausea, in patients with MDD and AUD;

•

a 50% shorter time to onset when compared to oral psilocybin; indicates potential for shorter duration of treatment, lower inter-subject variability, better therapeutic control and safety, leading to a better patient experience, with lower cost and scalability; and

•	nearly double brain penetration when compared to oral psilocybin; indicates potential for a less variable treatment response, a lower dose therapeutic effect, and reduced patient side effects.

The deuterated psilocybin analog in CYB003 has the potential to reduce time and resource burden on patients, providers and payers, and possibly improving scalability and accessibility from the following conclusions:

•	faster onset of action equates to less down time in the clinic before effects begin;

•	half the duration of effect translates to shorter clinic days or more patients per day;

•	more predictable dose effects create a safer and more effective patient response;

•	lowered peripheral exposure diminishes the risk of nausea; and

•	better brain penetration suggests lower overall dose needed to achieve clinical efficacy.

“While we are all encouraged by the benefits of psilocybin, we need to transparently and openly discuss its limitations if we are to translate psychedelics to therapeutics for patients in need. The majority of current clinical studies are based on psilocybin. We have taken the necessary steps to potentially unlock the powerful benefits of psychedelics and engineer a superior molecule as demonstrated by the data. We are on a mission to make ethical, safe scientific progress to advance the care and treatment of mental health patients. Our goal has always been to be a leader in creating the best therapy for patients, today we move one step closer,” said Doug Drysdale, Cybin’s Chief Executive Officer.

The presentation showcasing the Company’s data will be made available on the Cybin website within 24 hours.

As a reminder, the Company welcomes all media and analysts that are attending the Wonderland Conference in Miami to physically join its presentation today at 8:30am EDT.

Physical address for attendees:

Physical event is for media attendees and analysts only. To RSVP, please email info@cybin.com.

The Adrienne Arsht Center for the Performing Arts

Next Generation Green Room

Arts of Miami-Dade County, Inc.

1300 Biscayne Blvd. Miami, FL 33132

The Company welcomes shareholders and the general public to virtually join its presentation today at 8:30am EDT.

Virtual Webcast:

Virtual event is open to shareholders and the general public.

Topic: Cybin Research & Development Press Conference

Location: Wonderland Conference, Miami, FL

Time: Nov 8, 2021 08:30 AM Eastern Time (US and Canada)

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About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally-recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the USA, UK and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the potential benefits of the Company’s multiple psilocybin program CYB001, CYB002, and CYB003, the potential benefits of psilocybin, and the development of the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens in order to advance the care and treatment of mental health patients and to address a multitude of mental health issues.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:

Leah Gibson

Vice President Investor Relations

Cybin Inc.

leah@cybin.com

Tim Regan/Scott Eckstein

KCSA Strategic Communications

cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com